02052022

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2002 Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index on Sequentially
Numbered Pages: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: August 16, 2002

By: ______________________
Name: François D. Ramsay
Title: Vice-President, General Counsel and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit	Page
1	Press Release -Gildan Activewear Announces Record Third Quarter Sales and EPS, Further Raises Guidance for Full Year and Fiscal 2003	5

EXHIBIT 1

c1126
r f BC-a-Gildan-3Q-Results 08-08 2353
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Gildan Activewear Announces Record Third Quarter Sales and EPS, Further Raises Guidance for Full Year and Fiscal 2003 - Company Generates Over $60 Million of Free Cash Flow in Quarter -

MONTREAL, Aug. 8 /CNW/ - Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced record results for its third fiscal quarter ended June 30, 2002, and updated its guidance for the full year and for fiscal 2003.

THIRD QUARTER EARNINGS

Net earnings for the third quarter were $27.7 million, or $0.94 per share on a diluted basis, up respectively 71.0% and 70.9% from net earnings of $16.2 million, or $0.55 per diluted share, in the third quarter last year. The third quarter earnings and earnings per share are both records for the Company for any fiscal quarter, and exceeded the Company's expectations. On June 14, 2002, the Company had most recently raised its EPS guidance for the third quarter to a range of $0.85 - $0.90 per diluted share.

Sales for the quarter were also a new quarterly record at $195.7 million, up 28.9% from $151.8 million in the third quarter last year, due to a 31.0% increase in unit shipments. Lower selling prices were substantially offset by the impact of a higher valued product-mix. The higher unit sales were entirely attributable to continuing strong share penetration by the Gildan brand in all of its target market segments. According to the S.T.A.R.S. Report from ACNielsen Market Decisions, the Company maintained its overall No. 1 position in the U.S. in T-shirts, where it achieved a share of 27.7%, up from 23.6% a year ago. Moreover, Gildan's T-shirt inventories in the U.S. distributor channel were down by 19.0% compared with June 30, 2001. Its share in sport shirts increased to 13.8%, versus 8.3% in the June quarter of 2001, while Gildan's share in the fleece segment was 11.2%, compared with 10.0% in the June quarter last year. Overall U.S. market demand for T-shirts in the June quarter of 2002 was down by 1.5%, compared to the corresponding quarter of the previous year. Overall market demand for sport shirts continued to be weak, down 10.7% compared with the June quarter of 2001, due to lower corporate promotional activity. Demand for fleece increased by 11.4%, although the June quarter is traditionally a low quarter for sales of fleece products due to seasonal weather conditions.

In Europe, Gildan's sales for the June quarter increased by 34.6% compared with a year ago, with unit shipments increasing by 37.8%. The company also maintained its strong No. 1 position in T-shirts in Canada.

Gross margins were 29.8%, compared with 27.2% in the third quarter last year. Margins improved due to significantly lower raw material costs combined with the impact of manufacturing efficiencies as well as more favourable product-mix. The cost reduction benefits have not been fully passed through into lower selling prices.

Selling, general and administrative expense increased by 30.0% from the third quarter of last year. This increase reflected the impact of increasing the year-to-date provision for payments under the Company's performance-based annual incentive program, as well as higher variable selling expenses compared with fiscal 2001.

Commenting on the Company's third quarter results, H. Greg Chamandy, Chairman and Chief Executive Officer of Gildan Activewear, stated that "our record sales, gross margins and net earnings reflect our emphasis on vertically-integrated manufacturing and low-cost production, as well as our success in leveraging the Gildan brand to drive our market share penetration. All of our manufacturing operations are running at high efficiency levels, and we are delighted with our progress in starting up our new manufacturing operations, namely, our yarn-spinning factory in Long Sault, Ontario, our greenfield integrated knitting, dyeing and cutting facility in Rio Nance in Honduras, and our Mexican sewing operations."

NINE MONTHS EARNINGS

Net earnings for the first nine months of fiscal 2002 were $46.9 million, or $1.60 per share on a diluted basis, compared with net earnings of $39.7 million, or $1.35 per diluted share a year ago, after a one-time charge of $2.9 million after-tax, or $0.10 per diluted share, for the closure and relocation of the Company's U.S. distribution centre. Sales for the first nine months were $440.7 million, up 13.1% from $389.7 million in the first nine months of fiscal 2001.

CASH FLOW

The Company significantly exceeded its internal objectives by generating $64.3 million of free cash flow in the third quarter, after capital expenditures, compared with a use of cash of $22.9 million in the third quarter of fiscal 2001. In addition to the cash flow generated by its operating earnings, the Company reduced inventories by $41.4 million and receivables by $8.1 million in the third quarter. Days sales outstanding on trade receivables were 46 days at June 30, 2002, compared with 91 days at the end of the third quarter of fiscal 2001. As a result, the Company ended the third quarter with no indebtedness outstanding on its revolving bank credit facility, and with a cash balance of $24.6 million. At the end of the third quarter of fiscal 2001, the Company had bank indebtedness of $53.0 million.

OUTLOOK

Based on its actual results for its third quarter, and the outlook for the fourth quarter of the current fiscal year, Gildan expects its full year EPS to be in the range of $2.20 to $2.25 on a diluted basis, on approximately $590 million of sales, up from its prior guidance of $2.10 to $2.15 per diluted share, on $580 - $585 million of sales. Gildan also reiterated that it continued to be confident that it would achieve EPS growth of 20% in fiscal 2003, over the higher earnings base achieved in fiscal 2002. The resulting projected earnings range of $2.60 - $2.70 per diluted share for fiscal 2003, on approximately $650 million of sales, assumes continuation of a relatively flat outlook for growth in overall industry demand.

Mr. Chamandy concluded his comments by saying that "with our market share gains which we are continuing to attain, combined with our plans to continue to drive down our cost structure through the further ramp-up of Long Sault and Rio Nance, as well as our recent acquisition of a second Canadian yarn-spinning operation and further sewing efficiencies which we plan to achieve as we expand capacity, we believe we are well positioned to achieve our EPS growth targets in fiscal 2003. Moreover, in addition to achieving sales and earnings growth, we are extremely pleased with our strong balance sheet which we have built through our cash flow performance, and we believe that we will continue to produce positive free cash flow as we go forward."

With effect from its 2003 fiscal year, the Company will adopt new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation. The implementation date of the new standard is for financial year-ends beginning on or after January 1, 2002. The impact of implementing the new standard is immaterial for Gildan in fiscal 2002, as the Company's pro-forma EPS for the current fiscal year would be reduced by less than $0.01 per diluted share, as a result of accounting for stock-based compensation prospectively on a fair value basis.

PROFILE

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The Company manufactures and sells premium quality T-shirts, placket collar golf shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers.

As of July 31, 2002 there were 22,627,313 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding, along with 1,621,321 options outstanding.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company's future results.

INFORMATION FOR SHAREHOLDERS:
Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Standard Time. Interested parties can join the call by dialing (888) 489-9488. The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com .

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-800-558-5253 and entering the passcode 20787146 on your phone. This tape recording will be available on Thursday, August 8 as of noon until 11:00 PM on Thursday, August 15, 2002.

<<

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of Canadian dollars, except per share data)

	Three months ended		Nine months ended	
	June 30, 2002	July 1, 2001	June 30, 2002	July 1, 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$ 195,725	$ 151,761	$ 440,739	$ 389,659
Cost of sales	137,455	110,430	316,988	279,259
Gross margin	58,270	41,331	123,751	110,400
Selling, general and administrative expenses	19,572	15,050	48,421	41,345
Non-recurring charge (1)	-	-	-	2,996
Earnings before interest, income taxes,				

depreciation and amortization	38,698	26,281	75,330	66,059
Depreciation and amortization	4,604	4,408	12,696	11,966
Interest expense	3,234	3,796	10,378	9,930
Earnings before income taxes	30,860	18,077	52,256	44,163
Income taxes	3,137	1,897	5,330	4,512
Net earnings	$ 27,723	$ 16,180	$ 46,926	$ 39,651
Basic EPS				
Canadian $	$ 0.97	$ 0.57	$ 1.65	$ 1.41
US $ (2)	$ 0.62	$ 0.37	$ 1.05	$ 0.92
Diluted EPS				
Canadian $	$ 0.94	$ 0.55	$ 1.60	$ 1.35
US $ (2)	$ 0.60	$ 0.36	$ 1.02	$ 0.88

1. The non-recurring charge pertains to the closure and relocation of the Company's U.S. distribution centre in the first quarter of fiscal 2001.
2. The U.S. dollar earnings per share are based on the Canadian results on a Canadian GAAP basis converted at the average exchange rates for the respective periods.
3. Certain prior period figures have been reclassified to conform with the basis of presentation adopted in the current period.
4. Supplementary measures of earnings per share do not have any standardized meaning prescribed by generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies. The purpose of presenting a supplementary measure of earnings per share is to show the comparative earnings per share as adjusted for the impact of the prior year "non-recurring charge" described in note 1 on an after-tax basis.

	Nine months ended	
	June 30, 2002	July 1, 2001
Basic EPS:		
Canadian $	$ 1.65	$ 1.51
US $	$ 1.05	$ 0.99
Fully diluted EPS:		
Canadian $	$ 1.60	$ 1.45
US $	$ 1.02	$ 0.95

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three months ended		Nine months ended	
	June 30, 2002	July 1, 2001	June 30, 2002	July 1, 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash, beginning				

of period	$ -	$ -	$ -	$ 33,492
Cash flows from operating activities:				
Net earnings	27,723	16,180	46,926	39,651
Adjustments for:				
Depreciation and amortization	4,604	4,408	12,696	11,966
Future income taxes	1,812	-	1,586	(900)
Other	1,325	(383)	1,173	442
	35,464	20,205	62,381	51,159
Net changes in non-cash working capital balances:				
Accounts receivable	8,115	(32,583)	19,265	(52,202)
Inventories	41,363	(7,523)	40,269	(71,462)
Prepaid expenses and deposits	16	(63)	(1,080)	(940)
Accounts payable and accrued liabilities	602	9,595	(18,042)	26,777
Income taxes payable	1,106	4,242	2,742	6,841
	86,666	(6,127)	105,535	(39,827)
Cash flows from financing activities:				
(Decrease) increase in revolving bank loan	(42,562)	24,898	(35,083)	52,998
Repayment of capital leases	(823)	(1,353)	(2,762)	(3,953)
Increase in unsecured debt	2,515	-	2,515	-
Repayment of other long-term debt	(41)	(608)	(855)	(1,707)
Proceeds from the issuance of shares	1,243	-	3,082	987
(Increase) decrease in deferred charges	(64)	-	(204)	271
	(39,732)	22,937	(33,307)	48,596
Cash flows from investing activities:				
Purchase of fixed assets, net of disposals	(22,960)	(17,426)	(47,770)	(41,904)
(Increase) decrease in other assets	606	616	122	(357)
	(22,354)	(16,810)	(47,648)	(42,261)
Cash, end of period	$ 24,580	$ -	$ 24,580	$ -

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	June 30, 2002	September 30, 2001	July 1, 2001
	(unaudited)	(audited)	(unaudited)
Current assets:			
Cash	$ 24,580	$ -	$ -
Accounts receivable	104,513	125,525	157,206
Inventories	138,082	178,351	193,235
Prepaid expenses and deposits	5,317	4,265	4,898
	272,492	308,141	355,339
Fixed assets	190,626	153,572	150,772
Other assets	4,493	6,942	7,960
Total assets	$ 467,611	$ 468,655	$ 514,071
Current liabilities:			
Accounts payable and accrued liabilities	$ 79,499	$ 98,198	$ 81,519
Income taxes payable	4,445	2,312	7,532
Current portion of long-term debt	6,807	6,416	6,669
	90,751	106,926	95,720
Long-term debt:			
Revolving bank loan	-	35,083	52,998
U.S. senior notes	105,784	106,173	105,336
Capital leases	3,315	6,139	7,315
Other secured debt	4,926	5,530	5,868
Unsecured debt	2,209	300	300
	116,234	153,225	171,817
Future income taxes	11,764	9,650	8,845
Shareholders' equity:			
Share capital	103,444	100,362	100,362
Contributed surplus	323	323	323
Retained earnings	145,095	98,169	137,004
	248,862	198,854	237,689
Total liabilities and shareholders' equity	$ 467,611	$ 468,655	$ 514,071

>>
%SEDAR: 00010422EB

/For further information: Laurence G. Sellyn, Executive Vice President Finance, and Chief Financial Officer, (514) 343-8805, Email: lsellyn(at)gildan.com; Rick Leckner, Maison Brison, (514) 731-0000, Email: rick(at)maisonbrison.com/

(GIL.A. GIL)

CO: Gildan Activewear Inc.
ST: Quebec
IN: REA FAS
SU: ERN

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CNW 06:01e 08-AUG-02